SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 15, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on February 15, 2017.

Buenos Aires, February 15th, 2017

To

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Re.: Sect. 62 Listing Rules and Regulations

Dear Sirs,

In compliance with Sect. 62 of the rules and regulations in force, we hereby inform the following data referred to the annual balance sheet for the year ended 31 December 2016:

Figures expressed in thousand Argentine Pesos (AR $)

1) Income for the year – Earnings
Ordinary – Earnings	6,540,832
Special	0
Total	6,540,832

2) Shareholders’ Equity
Capital Stock	584,563
Premium on share issue	399,499
Shareholders’ Equity adjustments	4,511
Legal Reserve	3,686,472
Optional Reserve	10,698,348
Retained Income – Earnings	6,732,505
Total Shareholders’ Equity	22,105,898

Earning distribution proposal:

The Board of Directors has decided to postpone till the meeting where the Annual Report Fiscal Year ended December 31st 2016 is considered, the proposal for the Earning distribution that will be presented at the General Shareholders’ Meeting.

Profit capitalizations, capital currency adjustments and other matters: no proposal is submitted.

In the chart below we provide information on the number of Class A and Class B shares owned by the major shareholders:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Major Shareholders	10,261,879	214,236,827	224,498,706	38.40
Other	973,791	359,090,531	360,064,322	61.60
Total	11,235,670	573,327,358	584,563,028	100.00

The major shareholders neither own debt securities convertible into shares nor any options to purchase shares of the company.

The major shareholders are Messrs. Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo, who are domiciled at Sarmiento No. 735 and at Esmeralda No. 130, 4th Floor, respectively, both in the City of Buenos Aires.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 15, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Finance Manager